VIA EDGAR

April 24, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:       Advanced Drainage Systems, Inc.

Form 10-K for the year ended March 31, 2017

Filed May 30, 2017

File No. 1-36557

Dear Mr. O’Brien:

This letter responds to the follow-up verbal comments from the staff (“Staff”) of the Securities and Exchange Commission provided by telephone conference on March 27, 2018 and April 3, 2018 regarding our response to the Staff’s comment letter dated February 27, 2018.

After further internal review, the Company will replace the non-GAAP measure “Adjusted Earnings per Fully Converted Share” that was presented on pages 38 to 40 on the 2017 Form 10-K. In future filings, the Company will eliminate references to the measure throughout its filings. Instead, the Company will provide the following disclosures about the impact our Employee Stock Ownership Plan has on our net income (loss) attributable to ADS and the number of common shares outstanding.

Employee Stock Ownership Plan (“ESOP”)

The Company established the Advanced Drainage Systems, Inc. ESOP (the “ESOP” or the “Plan”) effective April 1, 1993 to enable eligible employees to acquire stock ownership in ADS in the form of redeemable convertible preferred shares. The Plan was funded by an existing tax-qualified profit-sharing retirement plan, as well as a 30-year term loan from ADS.  The Plan will mature 30 days following the repayment of the ESOP loan, which will occur no later than March 2023.

The Company is obligated to make contributions to the Plan, which, when aggregated with the Plan’s dividends, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loan to ADS. Compensation expense is recognized based upon the average annual fair value of the shares during the period which ADS receives payments on the term loan, and the number of ESOP shares allocated to participant accounts.

As disclosed in Note 15, Employee Benefit Plans, redeemable convertible preferred stock can convert to common stock upon retirement, disability, death, or vested terminations over the life of the plan. At plan maturity, all redeemable convertible preferred stock will be converted to common stock, which will be no later than March 2023.

The ESOP’s conversion of redeemable convertible preferred stock into common stock will have a meaningful impact on the Company’s net income, net income per share and common shares outstanding. The outstanding shares of common stock would be 34% greater after conversion.

Impact on Net Income – Following the repayment of the ESOP loan discussed above, the Company will no longer be required to apply the two-class method to determine Net income per share. In addition, the Company would not be required to recognize the fair value of ESOP deferred compensation attributable to the shares of redeemable convertible preferred shares allocated.

The impact of the ESOP on net income includes the fair value of ESOP deferred compensation attributable to the shares of redeemable convertible preferred stock allocated to employee ESOP accounts during the applicable period, which is a non-cash charge to our earnings and not deductible for income tax purposes.

(Amounts in thousands)	2017	2016	2015
Net income (loss) attributable to ADS	32,950	25,052	(7,827)
Fair value of ESOP compensation attributable to redeemable convertible preferred stock	9,568	10,250	12,144

Impact on Common Stock Outstanding – The repayment of the ESOP loan and related conversion of redeemable convertible preferred shares will have an impact on the number of common shares outstanding. As shares are converted, the number of common shares outstanding will increase.

(Shares in millions)	2017	2016	2015
Weighted average common shares outstanding	54.9	54.0	51.3
Conversion of redeemable convertible shares	18.9	19.4	20.0

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 658-0149.

Sincerely,

/s/ Scott A. Cottrill

Scott A. Cottrill

Executive Vice President, Chief Financial Officer and Secretary

cc: D. Scott Barbour, President and Chief Executive Officer, Advanced Drainage Systems, Inc.

Tim A. Makowski, Vice President, Controller and Chief Accounting Officer, Advanced Drainage Systems, Inc.

     Aaron A. Seamon, Squire Patton Boggs (US) LLP